

July 26, 2024

Brian Mitts
Chief Financial Officer
NexPoint Diversified Real Estate Trust
300 Crescent Court, Suite 700
Dallas, TX 75201

> **Re: NexPoint Diversified Real Estate Trust**
> **Registration Statement on Form S-3**
> **Filed July 23, 2024**
> **File No. 333-280953**

Dear Brian Mitts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Justin S. Reinus